Horwitz, Cron & Armstrong, LLP

Attorneys at Law

26475 Rancho Parkway South
Lake Forest, California 92630
Telephone (949) 540-6540
Facsimile (949) 540-6578

July 22, 2013

John Reynolds

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	FITT Highway Products, Inc.

Dear Mr. Reynolds:

In response to your correspondence dated July 15, 2013, FITT Highway Products, Inc. (the “Company”) is providing the following information in addition to the amended Preliminary Information Statement on Schedule 14C (“Preliminary Information Statement”).

1.	The intention of the language under the section heading “Shareholders’ Meeting” was to inform the shareholders that the Company intends to hold a meeting to discuss the business operations of the Company going forward. All information required to be furnished regarding the Merger is included in the Preliminary Information Statement. The Company has adjusted the language in the amended Preliminary Information Statement in order to avoid confusion.

2.	On the date of the vote, June 12, 2013, there were 1,885,949 shares of common stock of the Company issued and outstanding. All votes for the merger came from Company management, but not all of the managers were listed on the Beneficial Owners and Management table. Specifically, Robert E. Crowson, Jr., controller of the Company, and Rand Scott, MD, designer of the FITT Energy Shot and our primary medical expert, voted for the Merger. The Company has added Mr. Crowson and Dr. Scott to the beneficial owner table to clarify the shares voted by Company management.

Securities and Exchange Commission

July 22, 2013

In connection with the Company’s responses herein and as provided in the amended Preliminary Information Statement on Schedule 14C, the Company hereby acknowledges:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please do not hesitate to contact the undersigned.

Sincerely,

/s/ HORWITZ, CRON & ARMSTRONG, LLP

HORWITZ, CRON & ARMSTRONG, LLP